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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nvstr Financial LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Madison Avenue, 5th Floor
(No. and Street)

New York,	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Mattera **(844) 466-8787**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Alvarez & Associates, Inc. Certified Public .
(Name - if individual, state last, first, middle name)

9221 Corbin Ave., Suite 165	**Northridge,**	**CA**	**1324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard George, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Nvstr Financial LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

MANUEL FIGUEREO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI6146120
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 2022

Sworn before me on this 24 day of February, 2020.

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Nvstr Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nvstr Financial LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 21, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Nvstr Financial LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 8,810
Deposit with clearing brokers	125,000
Due from clearing broker	314
Registration fees	20,587
Prepaid expenses	3,439
Total Assets	$ 158,150

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 62,774
Total Liabilities	62,774
Member's Equity	95,376
Total Liabilities and Member's Equity	$ 158,150

The accompanying notes are an integral part of these financial statements

1. Organization:

Nvstr Financial LLC (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and was approved to commence operations by FINRA as of August 1st, 2016. The Company is registered in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands. The Company conducts general securities business activities. The Company is engaged as an introducing broker-dealer licensed to sell publicly traded equities and exchange traded funds. They also provide access to an online platform for individual investors to trade in equities and exchange traded funds. The Company is wholly owned by its Parent Company, Nvstr Technologies Inc., a Delaware Corporation.

The Company is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which affect the Firm's liquidity.

The Company's main office is located at 135 Madison Ave., 5th Floor, New York, NY. The Company maintains a fully disclosed clearing relationship with Apex Clearing Corp. in Dallas, Texas.

The Company will receive commissions for stock, mutual fund and ETF transactions conducted through an online trading platform. This platform will also permit investors to connect to other users to discuss trading opportunities and strategies. Transactions are conducted through a clearing firm.

The Company's clients are US individuals, both accredited and non-accredited.

The Company has commenced operations from start-up and has received a firm commitment from the Parent to fund operations as needed in the future.

2. Summary of Significant Accounting Policies:

The following are the significant accounting policies followed by the Company:

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Revenue –The Company provides brokerage services to individual investors within a digital platform. The Company's revenue streams include commissions, interest on cash balances, interest on margin loans, order flow payments, and subscriptions. Securities transactions and related revenue and expense are recorded on a trade-date basis.

Income Taxes – The Company is a single member LLC which is treated as a disregarded entity for tax purposes. Accordingly, its taxable income is included in the tax return of its LLC Member. As a result, no provision for Federal or state income taxes is included in these financial statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Federal statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved.

2. Summary of Significant Accounting Policies: Continued

Income Taxes – Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Leases– On January 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance, amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach upon the adoption of this accounting standard.

The Company and its parent, Nvstr Technologies Inc. ("Parent"), share office space expenses through an expense sharing agreement, ("ESA"). The Company is not responsible for the parent's lease obligation for office space. The rent of office space is a one-year commitment between the Company and its parent and is renewed annually in the ESA. The Company does not have a right-of-use asset and the Company does not have any lease obligations as of December 31, 2019.

Advertising Costs- The Company expenses advertising costs as they are incurred. Advertising expense, included in marketing expense in the statement of operations, was $79,438 for the year ended December 31, 2019.

3. Net Capital Requirements:

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.At December 31, 2019, the Company had net capital of $71,350, which was $66,350 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness-to-net capital was 0.71 to 1.

4. SIPC Reconciliation Requirement:

SEC Rule 240.17a-5(e) (4) requires a registered broker-dealer to file a supplemental report, which includes procedures related to its SIPC annual general assessment reconciliation of, or exclusion from such membership assessment forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue, such firm is not required to file the supplemental SIPC report. The Company is exempt from filing this report under Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

5. Possession or Control Requirements:

Pursuant to the Company's fully disclosed clearing agreement with Apex Clearing Corp., the Company will not maintain or control customer funds. Account maintenance and custody is the responsibility of Apex Clearing Corp.

The Company operates in accordance with the exemptive provision of paragraph (k)(2)(ii) of Rule 15c3-3.

6. Subsequent Events:

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

7. Interest Expenses:

The Company did not pay or incur any interest expenses to various creditors during the period-ended December 31, 2019.

8. Related Party:

Under the ESA with its parent company, the Company is allocated a variety of expenses carried on the Parent's books, on either a percentage or a usage basis. These include insurance, shared legal expenses, rent, technical and administrative support staff, telephone, internet, utility, postage, office supplies and other overhead. The Company reimbursed the Parent $35,335 for these expenses which are included in the Statement of Operations. There was no amount due to the Parent as of December 31, 2019.

Under a separate Software Licensing Agreement with the Parent, the Company has a non-exclusive license to provide its investors an online trading platform that allows them to enhance their investment activities and investment experience. The Parent retains ownership of the underlying intellectual property. Under the agreement, the Company will be entitled to utilize the software free of charge for one year after executing their first live trade within the platform. The software was first utilized in December of 2017; however, the Parent has committed to extending the usage free of charge throughout 2019 and may further extend the fee-free license. At the end of that period, the Company will pay a licensing fee on a monthly per user basis.

While management believes that these agreements are fair and beneficial to both companies, it is possible that the terms of these related party transactions are not the same as those that would result from transactions between wholly unrelated parties.

9. Clearing Broker:

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Apex Clearing Corp. ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a Deposit Account with the Clearing Broker to further assist the Company's performance of its obligation under the clearing agreement. The balance at December 31, 2019, in the Deposit Account was $125,000. Clearing fees for the year ended December 31, 2019 were significantly greater than revenues because the clearing firm charges a minimum monthly fee.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company's clearing broker-dealer is its only significant counterparty. In the event this counterparty does not fulfill its obligations, the Company may be exposed to business risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes the default risk with the clearing broker-dealer is low.

11. Commitment and Contingencies:

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

12. Guarantees:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the period then ended.

Nvstr Financial LLC

Financial Statement

For the Year Ended December 31, 2019

Contents